Exhibit 99.38

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

January 14, 2021

Item 3:	News Release

The news release was disseminated on January 14, 2021, through the news dissemination services of Canada NewsWire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The Company announced a new high-grade gold discovery at its 100% owned Queensway Project, 15 km west of Gander, Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached hereto as Schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company, at 604-562-9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

February 1, 2021

Schedule “A”

New Found Gold Corp. Suite 1430, 800 West Pender Street Vancouver, BC, V6C 2V6

New Found Intercepts 18.1 g/t Au over 6.5m

including 38.7 g/t Over 2.95m in New “Sunday

Zone” Discovery in the Appleton Fault Hanging

Wall, 2 km North of Keats Zone

Vancouver, BC, January 14, 2021: New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, OTC: NFGFF) is pleased to announce a new high-grade gold discovery at its 100% owned Queensway Project (“Queensway”), 15 km west of Gander, Newfoundland.

Highlights

•	An interval in what is interpreted to be on the hanging wall side of the main Appleton Fault displaying a broad quartz breccia vein, sulfide mineralization and/or visible gold starting at a down hole depth of 239 m was assayed on a rush basis returning 6.5m @ 18.1g/t Au including 2.95m @ 38.7g/t Au (see Figures 1 and 2). This new discovery has been named the “Sunday Zone”.

•	To date the Company has focused drilling targets along a 2km corridor typically 200m to 400m to the east of the main Appleton Fault with only five holes to date having intersected the main Appleton fault. This is the first discovery interval drilled in or immediately adjacent to the main Appleton Fault structure and opens a new target zone along the Appleton Fault itself.

•	This discovery hole was drilled as a step-out 50m to the north of two altered and mineralized intervals that returned up to 1.3 g/t Au in the hanging wall and footwall of the main Appleton Fault in drill hole NFGC-20-17, which was extended to depth to drill test the Appleton Fault itself (see the Company’s October 2, 2020 news release).

•	A number of observed features of this new discovery interval including the style of alteration and mineralization and the affiliation of high-grade gold with a breccia unit are reminiscent of what has been observed in high-grade drill intervals at Keats.

Greg Matheson, P.Geo., Chief Operating Officer of New Found, stated: “We are excited to have intersected this new high-grade discovery on the hanging wall side of the Appleton Fault itself. Our work to date has focused on targets offset from the main Appleton Fault Zone including the Keats Baseline Zone, which are likely affiliated with a network of secondary structures related to the primary regional Appleton Fault. This opens the entire Appleton Fault itself as a primary target for high-grade gold mineralization, adding significantly to the already extensive prospective target area at Queensway North.

A program of follow-up step-out drilling to this discovery interval is now underway. The recent decision to increase our drill count from four to eight drills early in 2021, and to expand our current program to 200,000m, will allow us to aggressively follow up on this new discovery without detracting from plan to continue grid drilling of multiple defined high grade targets along 5 km of strike on the Appleton Fault Zone and 3 km of strike on the JBP fault Zone.”

Lotto Zone Hole NFGC-20-17 Update

On October 2, 2020, the Company announced two separate intervals in its first hole at the Lotto Zone, 2 km north of the Keats Zone. As reported NFGC-20-17 returned 41.2 g/t Au over 4.75m starting at 35 m down hole depth and 25.4 g/t Au over 5.15 m starting at 57 m down hole depth. The Company has now received assay results for an additional high-grade interval in NFGC-20-17 of 16.3g/t Au over 2.2m starting at 30 m down hole depth, with three high-grade intervals now reported between 30m and 62 m down hole depth. The Company is continuing to drill at the Lotto Zone including step-out holes from the NFGC-20-17 and intervals from this drilling have been submitted to the lab for assay on a rush basis.

Figure 1. Sunday Zone / Lotto Zone map

Figure 2. Photo of reported NFGC-20-44 interval, orange indicates visible gold mineralization

Drill Collar and Interval Summaries

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-20-44	238.55	245.05	6.5	18.1	Sunday
Including	242.10	245.05	2.95	38.7
NFGC-20-17	29.80	32.0	2.20	16.3	Lotto
Previously Reported Results
NFGC-20-17	35.25	40.00	4.75	41.2	Lotto
Including	35.25	36.9	1.65	108.7
NFGC-20-17	56.95	70.75	13.8	10.1	Lotto
Including	56.95	62.1	5.15	25.4
Including	61.0	61.8	0.8	138.3

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-20-44	300	-45	294	658956	5429030
NFGC-20-17	302	-46	354	658931	5428990

Note that the exact orientation of the veins and the true width of the reported intervals is uncertain at this time.

QA/QC

True widths of the new exploration intercepts reported in this press release have yet to be determined but are estimated to be 70% to 80% of reported core lengths. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cutoff of 1.0 g/t Au. All HQ split core assays reported were obtained by either whole sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia. The whole sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Any samples that returned over-limit values (>100 g/t silver) were analyzed with the Ag-OG62 procedure (Ag by HF-HNO3 -HClO4 digestion with HCl leach, ICP-AES or AAS finish). Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P.Geo., Chief Operating Officer and a Qualified Person as defined under National Instrument 43-101.

About New Found Gold Corp

New Found holds a 100% interest in the Queensway Project, located 15 km west of Gander, Newfoundland, and just 18 km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. With working capital of approximately C$67M the Company is well financed to continue its current 200,000m program, with a planned increase from the current four drills to eight drills by February 2021. New Found has a proven capital markets and mining team with major shareholders including Palisades Goldcorp (33%), Eric Sprott (18%), Novo Resources (11%), Rob McEwen (7%), other institutional ownership (8%), and management, directors, and insiders (4%). Approximately 65% of the Company’s issued and outstanding shares are subject to escrow or 180-day lock up agreements.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

New Found Gold at the 2021 Cordilleran Roundup

New Found Gold will be attending the 2021 AME Remote Roundup with a Core Shack booth January 18-22. Visit New Found Gold’s virtual booth for the following presentations: Greg Matheson, P.Geo. our Chief Operating Officer will be presenting the Queensway Project on January 18 and 21 at 10:30 am PST, and Denis Laviolette, P.Geo, President, and Craig Roberts, P.Eng., Chief Executive Officer will provide a corporate presentation on January 20 at 10:30 am.

Acknowledgments

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Craig Roberts”

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Phone: (604) 562 9664

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions:

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to further the exploration and drilling on the Company’s Queensway gold project in Newfoundland. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s reports, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.